UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 000-09061

CUSIP No.: 285218103

(Check One): [_] Form 10-K    [_] Form 20-F    [_] Form 11-K    [X] Form 10-Q    [_] Form N-SAR    [_] Form N-CSR

For Period Ended: November 30, 2014

[_] Transition Report on Form 10-K

[_] Transition Report on Form 20-F

[_] Transition Report on Form 11-K

[_] Transition Report on Form 10-Q

[_] Transition Report on Form N-SAR

For the transition period ended: ____________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Electro Rent Corporation

Full Name of Registrant

Former Name if Applicable

6060 Sepulveda Boulevard

Address of Principal Executive Office (Street and Number)

Van Nuys, California 91411-2501

City, State and Zip Code

PART II — RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

We are unable to file our quarterly report for the quarter ended November 30, 2014 by the prescribed due date. We are analyzing various payment issues.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Craig Jones                                                         (818) 374-6317
(Name)                                            (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

[X] Yes [_] No

(3) Is it anticipated that any significant change in results of operations for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X]Yes [_] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Subject to adjustments made with respect to the issue identified in Part III above, we anticipate the following changes from our results of operations for the quarter ended November 30, 2014 compared to our results of operations for the quarter ended November 30, 2013:

	Three months ended November 30,
	2014	2013
Revenues:
Rentals and leases	$33,469	$35,205
Sales of equipment and other revenues	27,578	22,671
Total revenues	61,047	57,876

Operating expenses:
Depreciation of rental and lease equipment	14,670	14,241
Costs of rentals and leases, excluding depreciation	4,547	4,798
Costs of sales of equipment and other revenues	19,661	15,699
Selling, general and administrative expenses	14,598	14,226
Total operating expenses	53,476	48,964
Operating profit	7,571	8,912
Interest income, net	79	87
Other income (expense), net	1,390	–
Income before income taxes	9,040	8,999
Income tax provision	3,402	3,418
Net income	$5,638	$5,581
Earnings per share:
Basic	$0.23	$0.23
Diluted	$0.23	$0.23
Shares used in per share calculation:
Basic	24,404	24,331
Diluted	24,408	24,350
Cash dividend declared per share	$0.20	$–

Electro Rent Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: January 12, 2015	By:	/s/ Craig Jones
Craig Jones Chief Financial Officer